Level Brands, Inc.
4521 Sharon Road, Suite 407
Charlotte, NC 28211

Telephone (704) 362-6345

Mail stop 4631

'CORRESP'

September 18, 2017

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.W.
Washington, DC 20549

Attention:
Pamela A. Long, Assistant Director

Edward M. Kelly, Special Counsel

Melinda J. Hooker, Staff Accountant

Anne M. McConnell, Staff Accountant

Re:
Level Brands, Inc. (the "Company")

Supplemental Response to Draft Registration Statement

Submitted August 10, 2017

CIK No. 0001644903

Ladies and Gentlemen:

The Company is in receipt of the staff's letter of comment dated August 29, 2017. In accordance with our counsel's prior discussions with the staff, we have live filed an offering statement on Form 1-A to conduct the initial public offering as a Tier 2 Reg A+ offering. In accordance with our counsel's discussions with the staff, we are providing courtesy copies to the staff to reflect the revisions from the confidentially submitted S-1 to the 1-A to facilitate the staff's review.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1. We have read your responses to prior comments 3 and 4. In regard to I’M1 and EEI, please address the following:

●
We note that you utilize the master advisory and consulting agreement with kiWW to provide services to I’M1 and EEI and “incur intercompany expenses that are eliminated upon consolidation.” It appears to us that this essentially results in I’M1 and EEI recording revenues related to their operations but not recording all related expenses. As noted in your interim statement of operations, this resulted in you allocating income to the non-controlling interests in I’M1 and EEI, thereby increasing the net loss that you allocated to your common shareholders. Please revise your filing to more fully address the potential risks and consequences to common shareholders as a result of the non-controlling interests; and

●
We note that I’M1 has entered into transactions in which it provided services in exchange for stock and warrants. Please revise your filing to more fully address the potential risks and consequences to your operating results and liquidity as a result of I’M1 providing services in exchange for non-cash consideratio

RESPONSE: With respect to the first bullet point, supplementally please be advised that to the extent we have intercompany transactions between any of our subsidiaries or between our subsidiaries and our parent company Level Brands, related revenues and cost of sales are both eliminated. In addition, with the Master Advisory and Consulting Agreement with kiWW, the cost of sales related to it are deminimis. As indicated, our cost of sales for I’M1 are extremely low as this divisions focus is on licensing agreements. In addition, we continue to apply to each business division its applicable operating expenses.

Division of Corporation Finance
United States Securities and Exchange Commission
September 18, 2017

The following additional disclosure has been added in the Form 1-A - MD&A under Net loss:

Each of our subsidiaries have minority members. At June 30, 2017 and 2016, we owned 100% and 78% of the membership interests of Beauty & Pin-Ups respectively and at June 30, 2017 we owned 100% of the voting interests in each of I'M1 and EE1 and 51% membership interest in each of I’M1 and EE1. As such the Company accounts for the noncontrolling interest in each of I’M1 and EE1 based on their incomes or losses. Based on the noncontrolling interest for these entities, this can have a negative impact on the income or losses to the shareholders of Level Brands.

After allocating a portion of the net gain to the noncontrolling interests in accordance with generally accepted accounting principles, our net loss decreased 82.5% for three months ended June 30, 2017 from the three months ended June 30, 2016, and decreased 39.7% for the nine months ended June 30, 2017 from the comparable period in fiscal 2016.

In some cases, we may, from time to time, enter into contracts where all or a portion of the consideration provided by the customer in exchange for our services is stock, options or warrants.  In accepting equity positions, we have a risk that the value of the consideration provided could decline and require an impairment charge to be recorded in non-operating income in the consolidated statement of operations.

The following disclosure has also been added in the Form 1-A MD&A under Critical Accounting Policies:

Accounts Receivable

Accounts receivable are stated at cost less an allowance for doubtful accounts, if applicable. Credit is extended to customers after an evaluation of customer’s financial condition, and generally collateral is not required as a condition of credit extension. Management’s determination of the allowance for doubtful accounts is based on an evaluation of the receivables, past experience, current economic conditions, and other risks inherent in the receivables portfolio. As of June 30, 2017, all receivables were considered by management to be fully collectible.

In addition, we may, from time to time, enter into contracts where a portion of the consideration provided by the customer in exchange for our services is stock, options or warrants.  In these situations, upon invoicing the customer for the stock or other equity instruments, we will record the receivable as accounts receivable other, and use the value of the stock or other equity instrument upon invoicing to determine the value. Where an accounts receivable is settled with the receipt of the stock or other equity instrument, the stock or other equity instrument will be classified as an asset on the balance sheet as either an investment marketable security (when the customer is a public entity) or as an investment other security (when the customer is a private entity).

Marketable Securities

At the time of acquisition, the marketable security is designated as available-for-sale as the intent is to hold for a period of time before selling. Available-for-sale securities are carried at fair value on the consolidated statements of financial condition with changes in fair value recorded in the accumulated other comprehensive income component of shareholders’ equity in the period of the change in accordance with ASC 320-10. Upon the disposition of an available-for-sale security, we reclassify the gain or loss on the security from accumulated other comprehensive income to non-operating income on our consolidated statements of operations.

Division of Corporation Finance
United States Securities and Exchange Commission
September 18, 2017

Investment Other Securities

For equity investments where we neither control nor have significant influence over the investee and which are non-marketable, the investments are accounted for using the cost method of accounting in accordance with ASC 325-10. Under the cost method, dividends received from the investment are recorded as dividend income within non-operating income.

Other-than-Temporary Impairment

Our management periodically assesses its marketable securities and investment other securities, for any unrealized losses that may be other-than-temporary and require recognition of an impairment loss in the consolidated statement of operations. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the length of time the security has been in a loss position, the extent to which the security’s market value is less than its cost, the financial condition and prospects of the security’s issuer and our ability and intent to hold the security for a length of time sufficient to allow for recovery. If the impairment is considered other-than-temporary, an impairment charge is recorded in non-operating income in the consolidated statements of operations.

2.
We note your disclosure that NuGene is not a related party; however, it appears to us it had a pre-existing relationship with kathy ireland and affiliated entities. If accurate, please disclose that fact. Also, to the extent that any other entities with which you entered into material agreements had a pre-existing relationship with you or kathy ireland and affiliated entities, please disclose that fact.

RESPONSE: We have added the following additional disclosure in the Form 1-A to the MD&A under Licensing Division disclosures:

NuGene

On March 20, 2017 we entered into a nine month consulting agreement with NuGene International, Inc., a publicly-traded company (OTCPink:NUGN), that is principally in the business of research, development, and sales and marketing “cosmeceutical” skincare and hair products. In November 2014 NuGene International, Inc. entered into a license agreement with kathy ireland Worldwide® under which it licensed the right to utilize the trademarks and rights to the name, likeness and visual representations of Kathy Ireland in connection with its cosmeceutical line of products containing adult human adipose stem cell derived or containing biologically active or biologically derived ingredients.

Kure Corp

Our Chief Executive Officer is a former member of the board of directors of Kure Corp. and he continues to control approximately 3.3% of its outstanding voting securities.

We have also added the following additional disclosure in the Form 1-A under the MD&A under Entertainment Division disclosures:

In February 2017 EE1 arranged, coordinated and booked for Sandbox LLC its first travel related event, arranging for travel and concierge related services. Under the terms of the oral agreement, EE1 was paid $68,550 for its services. Sandbox LLC is not a related party however it has a prior business relationship with kathy ireland Worldwide.

Division of Corporation Finance
United States Securities and Exchange Commission
September 18, 2017

In March 2017 EE1 agreed to provide creative and content input and feedback to Multi-Media Productions, Inc., the producer of Worldwide Business with kathy ireland® and Modern Living with kathy ireland®, on those series. As compensation EE1 is to receive $50,000 per production month for an expected minimum of four production months. Through June 2017 we have provided services for two production months, as the series are produced at irregular intervals, and have received an aggregate of $100,000 for our services. Multi-Media Productions, Inc. is not a related party however it has a prior business relationship with kathy ireland Worldwide.

3.
In regard to your transactions related to NuGene, please address the following:

●
Disclose whether NuGene has paid the $50,000 account receivable due on June 30, 2017. If not, explain how you have determined that this receivable is collectable;

●
Identify the related party to whom you sold the NuGene shares, explain how it determined the consideration that it paid, and explain why it provided consideration that appears to significantly exceed the value of the underlying stock that it received; and

●
Disclose the terms of the short term note receivable that you received as partial consideration for the NuGene shares. If this receivable is still outstanding, explain how you have determined that it is collectable.

RESPONSE: We have amended the disclosure on the NuGene contract in the Form 1-A as follows:

These services were delivered in coordination with kiWW under our advisory agreement and with EE1 providing services for I'M1, thus keeping our cost of services nominal. As compensation, NuGene International, Inc. issued us 2,500,000 shares of its common stock valued at approximately $650,000 to I'M1 upon the execution of the agreement, and will pay I’M1 an additional $50,000 in cash upon the earlier of the completion of a financing by NuGene, or June 30, 2017. We have not yet received payment of this amount. Based upon our recent discussions with management of NuGene, we expect that this amount will be satisfied prior to the end of our current fiscal year. We will continue to monitor for collectability.

Effective June 30, 2017 we exchanged the 2,500,000 shares of common stock for 65 shares of NuGene's Series B Convertible Preferred Stock which has a stated value of $10,000 per share. Each share of preferred stock is convertible using a formula, into such number of common shares of NuGene as equal to the stated value at a price per share of common stock. The Company made a business decision that it would be in its best interests to increase its capital position and sell the preferred stock. On July 31, 2017, we sold the shares of Series B Convertible Preferred Stock to Stone Street Partners, LLC, an affiliate of our Chairman and Chief Executive Officer, for an aggregate purchase price of $475,000. Based on the market value of the common shares of NuGene between June 30, 2017 and the time that the preferred shares were sold to Stone Street Partners, LLC, and factoring in certain restrictions on the ability to liquidate, we determined that the consideration paid by the related party was a reasonable approximation of the fair market value that would have been commanded in an arms’ length transaction. The terms of this transaction are described later in this Offering Circular under "Certain Relationships and Related Party Transactions."

Division of Corporation Finance
United States Securities and Exchange Commission
September 18, 2017

In addition, we have also added the following in the Form 1-A under Certain Relationships and Related Party Transactions:

In July 2017 we sold Stone Street Partners, LLC the 65 shares of NuGene's Series B Convertible Preferred Stock which was issued to us as partial compensation under the terms of the consulting agreement between NuGene and I'M1 for $475,000. At closing, Stone Street Partners, LLC tendered $200,000 in cash to us together with a $275,000 principal amount 3% promissory note due July 31, 2018. To secure the payment of this note, 38 of these shares were deposited into escrow with our counsel. Upon the payment of the note, the shares will be released to Stone Street Partners, LLC. If the note is not timely paid, the shares will be returned to us by the escrow agent.

4.
In regard to your transactions with Formula Four Beverages, please disclose and discuss the nature and extent of the “recent financing activities” that you relied on to value the warrants that you received to purchase 1,600,000 shares of its common stock.

RESPONSE: We have added the following to the disclosure in the Form 1-A under Advisory Agreement with Formula Four Beverages Inc.

For accounting purposes, we valued the warrant at $0.57 per share based on Formula Four Beverages June 2017 financing activities, which at that time was in process of raising approximately $8 million using a company valuation of $45 million as performed by Formula Four management and provided to us, and with 79 million shares outstanding this provided a value of $0.57 per share. The advisory agreement provides that the services for which the warrant was issued as consideration were to be fully performed within 45 days from the date of the agreement, which services were completed in June 2017 and reflected in our June 30, 2017 unaudited consolidated financial statements. In June 2017 we exercised this warrant, with 50% of the shares being issued to I’M1 and 50% of the shares being issued to EE1.

Interim Consolidated Financial Statements

Consolidated Statements of Cash Flows

5.
It is not clear to us how amounts presented as proceeds from sale of common stock for the interim periods ended March 31, 2017 and 2016 reconcile with disclosures in your filing. Please clarify or revise.

RESPONSE: As was noted in Note 9 of the March 31, 2017 financial statements (see page F-13 of the filing in question), the Company had accrued approximately $570,000 in expenses for services provided by a related party as of September 30, 2016.  This liability was settled subsequent to our fiscal year-end (in November 2016) via the issuance of common shares valued at $570,000.  The audited cash flow statement for the fiscal year ended September 30, 2016 did not specifically enumerate this transaction (other than showing the change in “Accounts payable and accrued expenses”) as the liability had not been settled by the balance sheet date.

For the financial statements covering the six months ended March 31, 2017, the Company included the $570,000 in the “Proceeds from sale of common stock” line within financing activities and also included it in the “changes in accounts payable and accrued expenses” line within operating activities.  We note that this was incorrect as the $570,000 settlement in stock was settled without cash, it should not have been presented in either of the aforementioned places on the face of the cash flow statement; furthermore, we note that the $570,000 was indeed listed as a non-cash financing activity on the supplemental cash flow statement.

We note that this oversight had the effect of overstating the net cash outflows from operations and also overstating the net cash inflows from financing activities.  This issue has been addressed and corrected in the cash flow statements for the nine months ended June 30, 2017 included with the offering statement on Form 1-A.  On the cash flow statement for the nine months ended June 30, 2017, the “proceeds of sale of commons stock” is $201,450, which ties directly to the disclosed amount of cash received for the sale of common shares on June 30, 2017 (see Note 10 of the financial statements).

Division of Corporation Finance
United States Securities and Exchange Commission
September 18, 2017

Note 2 – Acquisitions; Note 4 – Intangible Assets

6.
We have read your response to prior comment 11. Please address the following:

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Explain why the wholesale license agreement and the master advisory and consulting agreement with kiWW have defined terms;

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Explain how you determined that extensions will be “a simple formality”; and

●
Identify Entity A and Entity B, noted in your response.

RESPONSE: As indicated the kiWW Master Advisory and Consulting Agreement is with a related party and as shareholders we have mutual objectives for the success of each entity. As support that extensions will be a simple formality, the agreement was recently extended with minimal efforts for seven years. The seven year defined term for the extension is related to kiWW adhering to legal advice related to a California statute on limits for these types of agreements. With that said, however, the expectation from all parties is that the agreement is crucial to the businesses and will continue to have extensions in supporting the businesses.

Entity A is the Olsen and Ireland Family Trust and Entity B is the Sterling/Winters Living Trust.

We trust the foregoing sufficiently responds to the staff's comments.

Sincerely,

/s/ Mark S. Elliott
Mark S. Elliott
Chief Financial Officer
cc:
Brian A. Pearlman, Esq.
Leslie Marlow, Esq.